FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

19 February 2010

HSBC USA INC. SALE OF MINORITY STAKE IN
WELLS FARGO HSBC TRADE BANK, N.A.

HSBC USA Inc. ('HSBC') has sold its interest in Wells Fargo HSBC Trade Bank, N.A. ('Trade Bank'), consisting of 20 per cent of the Trade Bank's common stock and 100 per cent of its non-voting preferred stock, to WFC Holdings Corporation ('Wells Fargo') for US$171 million in cash.

The Trade Bank, formed by Wells Fargo and HSBC in 1995, provides trade finance services to middle market companies in 18 U.S. states located west of the Mississippi River. Following this sale, HSBC intends to expand further its full suite of commercial banking services, including Trade and Supply Chain services, in these 18 states.

Media enquires to Juanita Gutierrez on +1 212 5235 6282 or at
juanita.gutierrez@us.hsbc.com

1.
HSBC USA Inc.
HSBC USA Inc. is an indirect, wholly-owned subsidiary of HSBC North America Holdings Inc. HSBC USA Inc.'s principal subsidiary, HSBC Bank USA, N.A., operates more than 470 bank branches throughout the United States. There are over 375 in New York state as well as branches in Connecticut, Washington, D.C., Florida, New Jersey, Pennsylvania
,
Maryland, Virginia, California, Delaware, Illinois, Oregon and Washington State.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
                                                         By:
                                                                              Name:      P A Stafford
                                                                                                       Title:         Assistant Group Secretary
                                                                                     Date:        19 February 2010